Exhibit 12.1

Computation of Ratios of Earnings to Fixed Charges

The following table sets forth certain information regarding our consolidated ratio of earnings to fixed charges for the five-year period ended December 31, 2009.

	Year Ending December 31,
	2005	2006	2007	2008	2009

Income before taxes and noncontrolling interest	$102,917	$132,989	$129,840	$36,413	$87,903
Fixed charges	14,079	14,531	12,036	9,506	13,356
Adjusted earnings	116,996	147,520	141,876	45,919	101,259

Interest expense	14,025	14,477	11,971	9,441	13,290
Interest portion of operating leases	54	54	65	65	66
Fixed charges	$14,079	$14,531	$12,036	$9,506	$13,356

Ratio of earnings to fixed charges (a)	8.3	10.2	11.8	4.8	7.6

(a)
These ratios were calculated by dividing the sum of fixed charges into the sum of earnings before taxes and noncontrolling interest and fixed charges.  Fixed charges for these purposes consist of all interest expense and the approximate portion of rental expense representing interest.